myRacehorse
(https://myracehorse.com/us)


Practical Joke Colt
FULL BROTHER TO GRADE 1 PLACED PERFORMER
PRACTICAL JOKE

$79

INVEST
(HTTPS://MYRACEHORSE.COM/APP/OFFERING/25015)

OFFERED BY
DALMORE

Offering Memorandum
(https://www.sec.gov/Archives/edgar/data/2008780/000168316824004026/mrh_offering1.pdf)

"
THIS COLT WAS A
NO BRAINER
FOR OUR STABLE
WITH HIS TONS OF
SPEED & BALANCE.
A G1 PLACED FULL SIBLING DEFINITELY DOESN'T HURT.

\- JOE MORAN
U. S. HEAD OF RACING


HIP # 234
WATCH HIS BREEZE
PRACTICAL JOKE / PROUD INDIAN (C)
05/16/24 12:03 PM


Colt
FOALED 5/5/2022


Steve Asmussen
TRAINER


Midwest
RACING CIRCUIT

A two-year-old Practical Joke colt bred on the same cross as GIII winner Skelly, heading to the winningest trainer of all time Steve Asmussen.

READ FULL OVERVIEW HERE

Proud Indian '22, a son of the popular Into Mischief son Practical Joke, was picked up by the MyRacehorse team for $300,000 at Fasig-Tipton's Midlantic May 2-Year-Olds in Training Sale off of a speedy :10 flat (https://www.youtube.com/watch?v=1dmUBc0D6YQ) breeze (out in :11.4, :25.1). Only two horses recorded faster furlong works during the entire three days of breeze shows.

Back at the barn, the colt presented himself as an easy to be around sort with a balanced frame featuring all the right angles. He possesses a powerful shoulder and strong forearm with plenty of scope to go with his overall speedy-looking build. As a May 5 foal, the bay still appears to have plenty of physical upside and room to develop even further.

After a standard post-sale respite at Rebecca Maker's Shantera Farm, Proud Indian '22 will be turned over to Hall of Famer Steve Asmussen, the winningest trainer of all time.

A dual Grade 1 winner at two who was also second in a pair of G1 Kentucky Derby preps the following season, Practical Joke added the G3 Dwyer S. over a mile before a close third in the prestigious G1 Haskell Invitational. He cut back to take the prestigious G1 H. Allen Jerkens Memorial S. at Saratoga, and was later third against his elders in the G1 Cigar Mile.

At stud, the Coolmore resident has been represented by two U.S. Grade 1 winners and another seven in the Southern Hemisphere. He was responsible for the 2023 G1 Santa Anita Derby hero Practical Move, and in 2024 boasts the likes of G3 Tampa Bay Derby victor Domestic Product and the brilliantly fast Asmussen-trained MGSW sprinter Skelly.

Skelly is out of a mare by Bwana Charlie, who is by Proud Indian's sire Indian Charlie. Indian Charlie is the broodmare sire himself of none other than superstar Horse of the Year Flightline; the Asmussen-trained champion sprinter and freshman sire Mitole; Saratoga Grade 1-winning juvenile Dayoutoftheoffice (Into Mischief); and five-time graded stakes winner and $1.5-million earner Frank's Rockette (Into Mischief).

Another example of the potency of the cross Proud Indian '22 is bred on is his own full-sister Kaling, who received prestigious 'TDN Rising Star' honors for her Saratoga unveiling in 2022 before finishing third in that year's G1 Spinaway S. She later sold for $650,000 at the 2024 Keeneland January sale.

Proud Indian hails from a very deep and productive female family. Her MGSP half-sister Here I Go was the dam of Summerly, winner of the 2005 G1 Kentucky Oaks for the aforementioned Asmussen.



SEE FULL PEDIGREE HERE
(HTTPS://CDNB-MEDIA.MYRACEHORSE.COM/BLOG/APPLICATION/234_1719417773962.PDF)

MEDIA





FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$79	**$474,000**	**60%**	**0.01%**



● ASSET COST   −

> Includes the initial purchase price of the horse plus any sales and the associated bloodstock fee. Series Proud Indian 22 owns 60% of the underlying asset, which was purchased at auction for $300,00.00, plus a 5% bloodstock fee. Series Proud Indian 22 consists of 6,000 shares.

● BROKERAGE FEE   +

● MANAGEMENT AND DUE DILIGENCE FEE   +

● ORGANIZATIONAL AND EXPERIENTIAL FEE   +

● OPERATING EXPENSE RESERVE   +

The target raise for this offering is $118,500, and the maximum raise is $474,000. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$474,000 / $474,000

Funds Raised

$79   INVEST (HTTPS://MYRACEHORSE.COM/APP/OFFERING/25015)

Offering Memorandum (https://www.sec.gov/Archives/edgar/data/2008780/000168316824004026/mrh_offering1.pdf)

OFFERED BY
◆ DALMORE

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